Aspen Group, Inc.
720 South Colorado Boulevard
Suite 1150N
Denver, Colorado 80246

September 21, 2012

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Mr. Spirgel:

This letter supplements our response filed with the Securities and Exchange Commission on September 10, 2012 to the comments received from you in your letter dated August 30, 2012 related to Amendment No 3 to Form 8-K of Aspen Group, Inc. (the “Company”) filed on August 20, 2012.  Our supplemental response to each comment follows your comment which has been reproduced.

Form 8-K/A filed August 20, 2012

Explanatory Note, page 2

1.
Revise your disclosure to clearly indicate the restatement relates to the correction of an error.  Include a brief summary of the nature of the error with reference to the related notes in the financial statements.  Further, your disclosures throughout the 8-K, and the financial statements should be consistent.  Please revise accordingly.

Supplemental Response To Comments No. 1

Contemporaneously with the filing of this response letter, the Company has filed an Amendment to the Form 8-K with the changes approved by Staff appearing on pages 2 (Explanatory Note), 85 (Related Person Transactions), Exhibit 99.1 (the Audit Opinion) and Note 17 to the Financial Statements.

2.
We note your statement on page 5 that on June 18, 2012, the DOE, having reviewed your same-day balance sheet filing and application for approval of the change in ownership and control, notified you of their requirement that you increase your letter of credit by August 31, 2012 from 10% to 25% of your Title IV receipts in 2011.  Please further revise your disclosure to clarify whether and, if applicable, when you are obligated to notify the DOE of your restatement relating to the write-off of the loan receivable.  Your disclosure should address any actions the DOE may take as a result of the resulting changes to your balance sheet.

Supplemental Response To Comments No. 2

Per a telephone conversation between Staff and our legal counsel, we understand that the Staff has no further comments regarding Comment No. 2 based upon our response letter of September 10, 2012.

Exhibit 99.1

Report of Independent Registered Pubic Accounting Firm, page F-2

Note 17.  Restatement, page F-26

3.
We refer to the explanatory paragraph included in the audit opinion.  Please revise to include an audit report that complies with Auditing Standard 6, paragraph 9, and AU Section 508, paragraphs 11 and 18.  In that regard, the explanatory note in the opinion should include a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and a reference to the company’s disclosure of the correction of the misstatement.  The explanatory paragraph and related restatement footnote should not suggest to investors that there was an alternative or preferable treatment or that the conclusions were subject to judgment.

Supplemental Response To Comments No. 3

The revised explanatory paragraph, as approved by Staff, has been filed as part of Exhibit 99.1 to the amended Form 8-K filed today.

Please direct any questions concerning this letter to Michael D. Harris, Esq. at (561) 471-3507, mharris@nasonyeager.com.

Very truly yours,

/s/ David Garrity

David Garrity, Chief Financial Officer